SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Richard Graham Turner

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

RICHARD G TURNER -  3,803 SHARES HELD IN OWN NAME
                 -  6,105 SHARES HELD IN PEPs
                 - 40,113 SHARES HELD IN TOWERS PERRIN
                          SHARE PLAN SERIVCES (GUERNSEY)
                          LTD, TRUSTEES OF THE ADPLC SHARE
                          OWNERSHIP TRUST
                 -  3,500 SHARES HELD IN VIDACOS NOMINEES
                          LIMITED A/C SSB1
MRS S A TURNER   - 12,000 SHARES HELD IN OWN NAME
                 - 10,259 SHARES HELD IN PEPs
TOTAL            - 75,780 SHARES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of The Allied Domecq PLC SAYE Scheme 1999 options

7) Number of shares/amount of stock acquired

3,697 Ordinary shares of 25 pence each

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8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

 Ordinary Shares of 25 pence each

12) Price per share

 (pound)2.62

13) Date of transaction

 9 January 2003

14) Date company informed

 9 January 2003

15) Total holding following this notification

RICHARD          G TURNER - 7,500 SHARES HELD IN OWN NAME - 6,105 SHARES HELD IN
                 PEPs - 40,113 SHARES HELD IN TOWERS PERRIN
                          SHARE PLAN SERIVCES (GUERNSEY)
                          LTD, TRUSTEES OF THE ADPLC SHARE
                          OWNERSHIP TRUST
                 -  3,500 SHARES HELD IN VIDACOS NOMINEES
                          LIMITED A/C SSB1
MRS S A TURNER   - 12,000 SHARES HELD IN OWN NAME
                 - 10,259 SHARES HELD IN PEPs
TOTAL            - 79,477 SHARES

16) Total percentage holding of issued class following this notification

0.007%

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If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary


Date of Notification   10 January 2003

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